UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________
SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

May 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,877,273

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,877,273

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,877,273

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,497,454

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
56,497,454

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,497,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEW RIVER MANAGEMENT V, LP I.R.S. IDENTIFICATION NO.: 56-2652938

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,636,052

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,636,052

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,636,052

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,649,997

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,649,997

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,649,997

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MASCARA KABOOM, LLC I.R.S. IDENTIFICATION NO.: 46-1263883

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,483,957

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,483,957

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,483,957

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”). Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom”), New River Management V, LP (“NRM V”), a Delaware limited partnership whose general partner is managed by Third Security, and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, Third Security, Kapital Joe, Mascara Kaboom and NRM V, the “Reporting Persons”) are filing this Amendment to disclose the distribution of 1,196,077 shares of Common Stock in connection with the liquidation of New River Management IV, LP, a Virginia limited partnership whose general partner is managed by Third Security (“NRM IV”), at the end of its term, pursuant to its Agreement of Limited Partnership dated May 31, 2006 and amendments thereto. In connection with such liquidation, 705,379 of such shares are being distributed to entities under the common control of Mr. Kirk.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the distribution of 1,196,077 shares of Common Stock in connection with the liquidation of NRM IV, at the end of its term, pursuant to its Agreement of Limited Partnership dated May 31, 2006 and amendments thereto. In connection with the liquidation, 705,379 of such shares are being distributed to entities under the common control of Mr. Kirk.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)           See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 118,164,614 shares of Common Stock issued and outstanding as of April 30, 2016 as disclosed in the Intrexon Corporation Quarterly Report on Form 10-Q for the period ended March 31, 2016 and filed on May 10, 2016, increased by (i) options to purchase 11,828 shares of Common Stock held by Mr. Kirk that are exercisable within sixty (60) days, (ii) 32,854 shares of Common Stock issued to Third Security on May 31, 2016 pursuant to the Services Agreement by and between the Company and Third Security dated November 1, 2015 (the “Services Agreement”) and (iii) 6,506 shares of Common Stock issued to Randal J. Kirk on May 31, 2016 pursuant to the Restricted Stock Unit Agreement by and between the Company and Randal J. Kirk dated November 1, 2015 (the “RSU Agreement”) .

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	61,877,273	52.3%	61,877,273	--	61,877,273	--
Third Security, LLC	56,497,454	47.8%	56,497,454	--	56,497,454	--
New River Management V, LP	22,636,052	19.1%	22,636,052	--	22,636,052	--
NRM VI Holdings I, LLC	13,340,645	11.3%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	6,649,997	5.6%	6,649,997	--	6,649,997	--
Mascara Kaboom, LLC	5,483,957	4.6%	5,483,957	--	5,483,957	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Third Security, Kapital Joe, Mascara Kaboom, NRM V and NRM VI Holdings. Mr. Kirk controls Third Security, which is the manager of Kapital Joe and Mascara Kaboom and which manages the general partner of NRM V and the manager of NRM VI Holdings.

(c)                 Pursuant to the Services Agreement, the Company will pay to Third Security, on a monthly basis, such number of shares of Common Stock, rounded down to the nearest whole number, equal to a value of $800,000. Pursuant to the Services Agreement, on April 29, 2016, the Company issued 21,074 shares of Common Stock to Third Security and on May 31, 2016, the Company issued 32,854 shares of Common Stock to Third Security.

Pursuant to the RSU Agreement, Mr. Kirk will receive, on a monthly basis, that number of shares of Common Stock, rounded down to the nearest whole share, whose fair market value equals $200,000. The number of shares of Common Stock are to become vested and payable based upon the closing price of the Common Stock on the New York Stock Exchange on the last calendar day of each month (or, if such date is not a trading day, the most recent trading day prior to such date). Pursuant to the RSU Agreement, on April 29, 2016, the Company issued 7,482 shares of Common Stock to Mr. Kirk and on May 31, 2016, the Company issued 6,506 shares of Common Stock to Mr. Kirk.

On May 13, 2016, Kapital Joe purchased 41,830 shares of Common Stock in the open market.

(d) – (e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Services Agreement, dated as of November 1, 2015, by and among Third Security, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 2	Restricted Stock Unit Agreement, dated as of November 1, 2015, by and among Randal J. Kirk and Intrexon Corporation (filed as Exhibit 10.2 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 3	Joint Filing Agreement, dated as of June 2, 2016, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2016

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

MASCARA KABOOM, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NEW RIVER MANAGEMENT V, LP

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Services Agreement, dated as of November 1, 2015, by and among Third Security, LLC and Intrexon Corporation (filed as Exhibit 10.1 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 2	Restricted Stock Unit Agreement, dated as of November 1, 2015, by and among Randal J. Kirk and Intrexon Corporation (filed as Exhibit 10.2 to the Current Report on Form 8-K/A dated October 30, 2015 and filed on November 3, 2015, and incorporated herein by reference).

Exhibit 3	Joint Filing Agreement, dated as of June 2, 2016, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.